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CONSOLIDATED STATEMENTS OF OPERATIONS
Lone Star Industries, Inc.
(In thousands except per share amounts)

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                                                           For the Years Ended
                                                            1993          1992          1991

Revenues:
  Net sales ..........................................   $240,071      $230,098      $238,692
  Joint venture income ...............................     20,440        37,831        24,435
  Other income, net ..................................     11,238        13,824        14,747
                                                          271,749       281,753       277,874

Deductions from revenues:
  Cost of sales ......................................    193,884       188,440       203,742
  Provision for litigation settlements................      2,500        66,584                   -
  Selling, general and administrative expenses .......     41,278        40,817        42,137
  Depreciation and depletion .........................     26,254        26,131        25,745
  Interest expense (contractual interest of $31,227 in
    1992 and $33,357 in 1991).........................      1,637         2,210         3,302
                                                          265,553       324,182       274,926

Income (loss) before reorganization items and income t      6,196       (42,429)        2,948
Reorganization items:
  (Loss) gain on sale of assets.......................    (37,335)       15,525           391
  Other...............................................    (10,470)       (4,046)       (7,385)
Total reorganization items..............................  (47,805)       11,479        (6,994)

Loss before income taxes and cumulative effect of changes in
  accounting principles...............................    (41,609)      (30,950)       (4,046)
  Credit (provision) for income taxes ................      6,351       (14,478)       (1,501)

Loss before cumulative effect of changes in accounting    (35,258)      (45,428)       (5,547)

Cumulative effect of changes in accounting principles:
  Postretirement benefits other than pensions.........       (782)     (130,510)                  -
  Income taxes........................................                   11,596                   -
                                                             (782)     (118,914)                  -

Loss before preferred dividends.......................    (36,040)     (164,342)       (5,547)
  Provisions for preferred dividends .................     (5,112)       (5,113)       (5,114)

Net loss applicable to common stock ..................   ($41,152)    ($169,455)     ($10,661)
Weighted average common shares outstanding ...........     16,644        16,641        16,582


Primary and fully diluted loss per common share:

  Loss before cumulative effect of changes in accounti     ($2.42)       ($3.03)       ($0.64)
  Cumulative effect of changes in accounting principle      (0.05)        (7.15)            -
  Net loss............................................     ($2.47)      ($10.18)       ($0.64)


The accompanying Notes to Financial Statements are an integral part of the Financial Statements.

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